UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: December 21, 2020

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announcement Regarding Initiation of Rolling Submission of a BLA to the FDA

On December 21, 2020, Legend Biotech Corporation issued a press release announcing that Janssen Biotech, Inc., Legend Biotech’s collaboration partner, initiated a rolling submission of a Biologics License Application (BLA) to the Food and Drug Administration (FDA) for ciltacabtagene autoleucel (cilta-cel) for the treatment of adults with relapsed and/or refractory multiple myeloma, whose prior treatments included a proteasome inhibitor (PI), an immunomodulatory agent (IMiD) and an anti-CD38 antibody. The press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated December 21, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

December 21, 2020	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer